FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2002

Lafarge

(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: (i) a press release dated September 5, 2002 announcing first half results for 2002 and (ii) a half-year management report dated September 5, 2002.

LAFARGE

PRESS RELEASE

Euronext: LG, NYSE: LR

Paris, September 5, 2002

Strong growth in first half 2002 results

Operating income on ordinary activities: +43%
Net income: +20%
Net income per share: +15%

- **Lafarge posts strong growth of its results, thanks to improved operational performance of all its activities and to the successful integration of Blue Circle**
- **Synergies resulting from the integration of Blue Circle in the first half allow the Group to confirm its 2002 target**
- **The current disposal program allows the Group to confirm its goal to divest over €700 million for the 2002 financial year**

The Board of Directors of Lafarge, chaired by Bertrand Collomb, meeting on September 4, 2002, closed the accounts for the half year ending June 30, 2002.

Consolidated accounts as at June 30, 2002

	June 30, 2002 € Million	June 30, 2001 € Million	Variation
Sales	7,203	5,578	+29%
Operating income on ordinary activities	868*	606*	+43%
Net income, Group share - Before Goodwill - After Goodwill	 368 291	 291 242	 +26% +20%
Net income per share in €	2.27	1.97	+15%

** Operating income on ordinary activities of equity affiliates is no longer included in the Group's operating income. Operating income on ordinary activities prior to changes in the presentation of equity affiliates amounts to €945 million (first half 2002) against €675 million (first half 2001).*

Sharp rise of operating income on ordinary activities (up 43%) totaling €868 million from €606 million on June 30, 2001

Operating income on ordinary activities rose 12%, excluding foreign exchange and scope effects.

Cement Division: Recorded further good results (up 39% and up 6% excluding foreign exchange and scope effects), thanks to the effectiveness of its performance improvement programs and favorable market trends in most European and emerging countries, despite a less favorable situation in North America and Germany.

Aggregates and Concrete Division: Posted improved results (up 18% and up 1% excluding foreign exchange and scope effects) thanks to the positive contribution of former Blue Circle operations and good performance in Europe.

Roofing Division: Results improved (up 14% and up 9% excluding foreign exchange and scope effects) following vigorous restructuring in Germany which is reflected in improved operational performance despite a further decline in the market.

Gypsum Division: Operating income amounted to €39 million, a turnaround compared to the first half of 2001 where a loss of €1 million was recorded. This improvement resulted from higher sales prices and improved industrial performance in North America. Strong growth was also recorded in Asia.

Operating income on ordinary activities as at June 30, 2002

	June 30, 2002 € Million	June 30, 2001 € Million	Variation	Excluding foreign exchange and scope effects
Cement	686	492	+39%	+6%
Aggregates and Concrete	85	72	+18%	+1%
Roofing	50	44	+14%	+9%
Gypsum	39	-1	-	-
Other	8	-1	-	-
TOTAL	**868***	**606***	**+43%**	**+12%**

** Operating income on ordinary activities of equity affiliates is no longer included in the Group's operating income. Operating income on ordinary activities prior to changes in the presentation of equity affiliates amounts to €945 million (first half 2002) against €675 million (first half 2001).*

Synergies from Blue Circle (€51 million) in line with forecasts for the financial year 2002

The synergies expected from the acquisition of Blue Circle amounted to €51 million for the first half of 2002. These synergies arise mainly from the closure of the London head office and from the integration of the teams in North America and the Philippines. In addition, the first benefits of the introduction of performance improvement programs across the former Blue Circle operations are being seen.

LAFARGE

Continuation of rigorous management of investments and disposal of non strategic assets

As of June 30, 2002, disposals totaled €214 million (€82 million in 2001). They mainly involve the sale of a grinding station in Brazil and of concrete products businesses in Canada.

Meanwhile, investments amounted to €738 million. These include acquisitions to the tune of €230 million, investments for organic growth totaling €202 million and sustaining investments amounting to €306 million.

Outlook for the second half of 2002 and for 2003

During the Board meeting, Bertrand Collomb, Chairman and CEO of the Group, commented on the results:

"These good first half results, achieved in a mixed economic environment, reflect the strong performance momentum of our Group.

The contribution of Blue Circle synergies to the Group's results for the first half of 2002 means that we can confirm the figure of €107 million as the minimum contribution for the whole of 2002.

We are planning to invest some €1,600 million and to pursue our disposal program of more than €700 million of non strategic assets in 2002, to meet by the end of 2003 the Group's financial structure objectives."

Bertrand Collomb concluded : "Despite the weakness in certain markets and barring a reversal of current trends, I am confident of good growth in the 2002 results."

PRESS CONTACTS:
Denis Boulet: (+33) 1 44 34 94 14
denis.boulet@lafarge.com

Véronique Doux: (+33) 1 44 34 19 47
veronique.doux@lafarge.com

INVESTOR RELATIONS:
James Palmer: (+33) 1 44 34 11 26
james.palmer@lafarge.com

Danièle Daouphars: (+33) 1 44 34 11 51
daniele.daouphars@lafarge.com

LAFARGE

Euronext: LG, NYSE: LR

Paris, September 5, 2002

HALF YEAR MANAGEMENT REPORT 2002

SALES PERFORMANCE

Higher sales were mainly the result of the Group's new perimeter, particularly for the Cement Division, where sales rose by 58.2%.

Sales from former Blue Circle operations totaled €1,538 million.

The sales report for each division, excluding foreign exchange and scope effects, is as follows:

Cement: up 3.8%

Cement sales rose 3.8%. The cement business was strong throughout Western Europe, with the notable exception of Germany where cement prices declined. Sales were flat in Central and Eastern Europe, although economic sluggishness continued in Poland.

Sales grew slightly by 0.4% in North America year-on-year. The slight decline in volumes was offset by better prices.

Cement sales grew significantly elsewhere in the world.

Aggregates and Concrete: down 0.4%

Sales were down by 0.4%, compared to the first half of 2001.

Aggregates sales were off by 3.1%, mainly due to trends in the North American markets. Sales volumes in the Canadian province of Ontario dropped due to strikes that disrupted public works, and market conditions were weak in the Great Lakes region.

Concrete sales rose 2.1%, with strong growth in France and a decline in North America.

Roofing: down 4.6%

The slowdown in the sales decline recorded in the second quarter in Germany resulted in the drop of the division sales being limited to 4.6% for the first half.

Roofing division sales were generally rising outside of Europe and particularly in Malaysia.

LAFARGE

Gypsum: up 9.3%

Gypsum sales increased by 9.3%. This was the result of higher sales volumes and sales prices in North America, where the average price per thousand square feet during the first half was USD 95, versus USD 64 in 2001.

Gypsum sales in Western Europe were flat in a mixed environment. The decline in Germany was offset with growth in France, the UK and Southern Europe.

In Asia, sales grew significantly during the first half of the year helped by better market conditions.

Scope effects: up 29.4% amounting to €1,622 million

Sales resulting from acquisitions amounted to €1,699 million, with disposals reducing sales by €77 million.

Sales from former Blue Circle operations amounted to €1,538 million. Compared to the first half of last year, excluding foreign exchange and scope effects, sales were globally flat with cement sales rising 2.7%.

Foreign exchange effect: down 1.8% amounting to €77 million

The foreign exchange effect was largely due to the decrease in the South African rand, the Brazilian real and the Canadian dollar.

LAFARGE

OPERATING INCOME ON ORDINARY ACTIVITIES

Operating income was sharply up by 43% at €868 million versus €606 million on June 30, 2001. Operating income rose 12% excluding foreign exchange and scope effects.

Per division, operating income in the first half of 2002 breaks down as follows:

Cement: 79% of total operating income end of June 2002

€ million	June 30, 2002	June 30, 2001	% variance	Excluding foreign exchange and scope effects
Sales	3,551	2,245	+58%	+3.8%
Operating income on ordinary activities*	686*	492*	+39%	+6%

** Operating income of equity affiliates is no longer included in the Group's operating income. Operating income prior to changes in the presentation of equity affiliates amounts to €723 million against €529 million.*

Volumes sold by Lafarge for the first half of 2002 totaled 52 MT, up 55% compared to the first half of 2001, reflecting the consolidation of the former Blue Circle operations. Western Europe remains the Group's largest cement market place with 31% of volumes sold, followed by Asia with 19%.

Western Europe - Operating income: € 290 million
(€182 million end of June 2001)

Volumes of cement sold in Western Europe in the first half totaled 16 MT, an increase of 75%. Prices in the region generally followed a favorable trend in particular in Spain, but with the exception of Germany where prices fell by 18% due to an intensely competitive market. The significant increase in operating income was mostly due to the former Blue Circle operations in the UK and Greece, which contributed €104 million, with reduced costs in the UK and favorable prices in Greece. France, Spain and Italy all saw increases, though offset to some extent by the €7 million fall in operating income in Germany.

North America - Operating income: €88 million
(€85 million end of June 2001)

Following the acquisition of Blue Circle, the North American operations have been reorganized into five regions.

Overall volumes sold in North America were up by 45.5% to 8 MT following the integration of Blue Circle. Whereas volumes have grown in the West, they declined notably in the Great Lakes region where the market slipped due to adverse weather conditions. Volumes were also down in the Mississippi region. Prices improved across most regions with the notable exception of the South East (a market served by Blue Circle North America).

Operating income in North America increased by €3 million. This result includes Blue Circle North America's operating income of €11 million. Blue Circle North America's income was impacted by the deteriorating prices in the South East, by a kiln breakdown at Ravena and by start up costs incurred at the new Roberta plant. Lafarge North America's operating income (€77 million) was down by €8 million.

Emerging Countries - Operating income: €308 million
(€225 million end of June 2001)

Volumes in emerging countries rose to 27 MT, up 48%. Of the €83 million increase in operating income, former Blue Circle operations in Chile, Egypt, Malaysia, Nigeria, Zimbabwe and the Philippines accounted for €57 million.

- In Central and Eastern Europe, operating income remained stable at €21 million. Operating income continued to improve in Romania, offsetting the slight decline in the Czech Republic caused by weaker market conditions.

- In the Mediterranean basin, operating income for the region increased to €66 million (€49 million end of June 2001). Jordan and Morocco greatly improved margins thanks to the buoyant construction market and improved industrial performance. Turkey saw a turnaround to record a positive operating income due to the impact of the revaluation of the Turkish lira on prices in US dollars. The former Blue Circle operations in Egypt were negative by €1 million in the first half of 2002.

- In Asia, operating income increased sharply to €57 million (€26 million end of June 2001). The former Blue Circle operations in Malaysia and the Philippines contributed €30 million. In the Philippines, operating income improved greatly as the synergies between the Lafarge and former Blue Circle operations resulted in better industrial performance and reduced costs. In Indonesia, results remained stable from the first half of 2001. India saw some slippage in operating income due the low pricing environment. A good performance was recorded by South Korea. The former Blue Circle operations in Malaysia interrupted production as planned to repair the coolers at Kanthan and Rawang.

- In Latin America, operating income rose to €117 million (€92 million end of June 2001). The former Blue Circle operations in Chile, which saw sharp price increases, contributed €23 million. Operating income in Brazil increased by 12% compared to the previous half year, as higher prices and reduced costs more than offset the devaluation of the Brazilian real and the effect of the sale Brumado grinding station. Volumes in Brazil are marginally down compared to the first half of 2001 excluding foreign exchange and scope effects. Operating income in Honduras and Venezuela was marginally below the levels recorded in the first half of 2001, in declining markets.

- In Africa and the Indian Ocean, operating income increased strongly to €47 million (€37 million end of June 2001). The former Blue Circle operations contributed €5 million. Results from Kenya and South Africa continued to improve and remained stable in Cameroon. The former Blue Circle operations saw a strong increase in production costs in Nigeria as well as the collapse of the Zimbabwean dollar.

LAFARGE

The Blue Circle integration plan has gone as planned and the synergies resulting from the acquisition amount to €51 million for the first half 2002. Synergies were mainly achieved by the closing of Eccleston Square head office in London, by staff integration in North America and in the Philippines, as well as by the first benefits of performance improvement programs.

Aggregates and Concrete: 10% of total operating income, end of June 2002

€ million	June 30, 2002	June 30, 2001	% variance	Excluding foreign exchange and scope effects
Sales	2,218	1,952	+13.6%	-0.4%
Operating income on ordinary activities*	85*	72*	+18%	+1%

** Operating income of equity affiliates is no longer included in the Group's operating income. Operating income prior to changes in the presentation of equity affiliates amounts to €87 million against €73 million.*

- **Aggregates - Operating income: €46 million (€41 million end of June 2001)**

The increase in operating income for Aggregates is derived from the €9 million contribution of additional operating income by the former Blue Circle North American aggregates operations.

Aggregates volumes increased 2.8% to 88 MT sold in the first half of 2002.

In Western Europe, volumes were down by 5% as both France and the UK experienced delayed starts in paving contracts. In the UK, the Aggregates levy, which was put into place on April 1, 2002, led to stockpiling at the end of the first quarter and abnormally low demand in the second quarter. The decline in volumes was nevertheless offset by favorable price trends. Operating income increased 2% to €45 million when compared to the first half of 2001.

In North America, volumes were up by 7.4%. Sales were affected by poor weather conditions in Canada and by an Ontario public sector employees strike in the first quarter, which delayed the launch of projects. Eastern Canada – which had benefited from a number of large infrastructure contracts in 2001 – was down by 17%. Some markets such as the Great Lakes region and Denver slowed down. The overall seasonal operating loss was however limited to €2 million thanks to the inclusion of the former Blue Circle operations.

- **Concrete - Operating income: €39 million (€31 million end of June 2001)**

The concrete operations of the former Blue Circle account for €8 million of the increase of the operating income.

Concrete volumes for the first six months were 31% above 2001 at 17 million cubic meters.

Western Europe experienced mixed markets in the first half of 2002. France saw good volume growth whereas the UK suffered from lower volumes. Operating income improved by €6 million to €28 million.

In North America, volumes were up 26% on the first half of 2001. Volumes were down in Western Canada largely due to the completion of the Vancouver airport project, which required large volumes in the first half of 2001. The Eastern Canada region experienced more difficult market conditions, due to delays in the start of projects and a truck drivers' strike in Montreal, compounded by weaker price trends. Operating income, which was also affected by a number of disposals, was down by €6 million.

In other countries, results improved in South Africa and losses were cut significantly in Turkey.

Roofing: 6% of total operating income, end of June 2002

€ million	June 30, 2002	June 30, 2001	% variance	Excluding foreign exchange and scope effects
Sales	722	728	-0.7%	-4.6%
Operating income on ordinary activities*	50*	44*	+14%	9%

** Operating income of equity affiliates is no longer included in the Group's operating income. Operating income prior to changes in the presentation of equity affiliates amounts to €59 million against €52 million.*

Europe:

Volumes of concrete roof tiles sold in Europe totaled 34 million square meters, a decrease of 7%. Volumes of clay tiles totaled 11.4 million square meters down 7% from the first half of 2001.

With declining market conditions, Germany, the Netherlands and France experienced a decrease in volumes. Some countries saw favorable pricing trends such as France, Italy and Scandinavia, which offset part of the decline in volumes. Others such as the UK experienced weaker prices while the volume trend remained stable. In Germany, the market continued to decline, albeit at a slower rate in the second quarter compared to 2000 and 2001. A small increase in prices was achieved for concrete tiles where volumes were down by 10%. For clay tiles volumes were down only by 1% in a context of decreasing prices.

Chimney volumes totaled 1,278 km down 1.8%.

Operating income in Europe rose to €42 million, up 5% from the first half of 2001 (€40 million).
Despite difficult market conditions a number of operations continued to reduce costs. Operating income rose in Germany, Italy, the Netherlands. Chimneys also achieved an increase in operating income. The benefits of the cost reduction, reorganization and restructuring measures, in particular in Germany and in the technical centers, are now feeding through to operating income. A slight decline in operating income was seen in France and Scandinavia.

Other countries:

Volumes of concrete tiles sold outside Europe totaled 26 million square meters, up 5%.

Volumes sold continued to grow strongly in Malaysia (+24%), South Africa (+20%) and China (+11%). In the USA, volumes slipped 13% to 9 million square meters due to a particularly weak new housing starts market in Southern California and Arizona.

Operating income doubled to €8 million. The majority of this increase comes from the USA and Malaysia. In the USA operating margins were higher as industrial efficiency continued to improve and in Malaysia the very strong market pushed results ahead.

Gypsum: 4% of total operating income, end of June 2002

€ million	June 30, 2002	June 30, 2001	% variance	Excluding foreign exchange and scope effects
Sales	604	540	+11.8%	9.3%
Operating income on ordinary activities*	39*	-1*	-	-

** Operating income of equity affiliates is no longer included in the Group's operating income. Operating income prior to changes in the presentation of equity affiliates amounts to €45 million against €3 million.*

Western Europe:

Plasterboard volumes increased overall in Europe, the notable exception being Germany.

Operating income in Europe remained stable at €37 million. The difficult market conditions in Germany caused both volume and price erosion, resulting in a loss. This was offset by improvements elsewhere in Europe, and in particular due to a good performance in France.

North America:

Volumes continued to grow strongly in the USA with the increased production at the new plants of Silver Grove and Palatka as well as the acquisition of Continental in Newark.

LAFARGE

The loss of €11 million incurred in the first half of 2002 shows a significant improvement compared with the first half of 2001 when a loss of €48 million was recorded. The industrial performance of the two new plants has improved strongly over the last six months. At the same time, the selling price improvement trend begun in the second half of 2001 has continued. Average prices stood at $95 per thousand square feet compared to $64 per thousand square feet in the first half of 2001.

Other countries:

Volumes grew in Asia and Australia.

In Poland, the sharp decline in volumes was compounded by a drop in prices.

Operating income grew to €13 million (€10 million at the end of June 2001), despite the decreasing results in Poland. Most of the Asian operations recorded increased operating income and Australia showed a good improvement compared to the first half of 2001.

OTHER INCOME STATEMENT ITEMS

Non-recurring items: €21 million (€+1 million end of June 2001)
Net gains on disposals totaled €101 million (€39 million end of June 2001). The main capital gains were related to the sale of the Brumado grinding station in Brazil and the sale of some concrete products businesses in Canada.

Other non-recurring items amounted to a charge of €80 million (€38 million end of June 2001) mostly consisting of restructuring costs for €59 million, particularly in the Roofing Division (€34 million).

Net interest charges to June 30: €264 million (€171 million end of June 2001)
This increase in interest expenses is due to the acquisition of Blue Circle, which was not completed until July 11, 2001. Although the Blue Circle acquisition has significantly increased the level of debt, the corresponding increase in the level of interest charges was contained. The refinancing of the Blue Circle debt at improved rates, the June 2001 convertible bonds issue and the reduced rates on floating rate debt resulted in a reduction in the average cost of debt. Interest expenses were also impacted by an increase in the amount of capitalized interest linked to major new plants construction.

Income tax charge: €194 million (€99 million end of June 2001)
The effective tax rate increased when compared to the first half of 2001. It results from the low tax rate on capital gains on disposals in 2001, while gains in 2002 were taxed at a normal rate. Moreover, the first half of 2001 benefited from a one off drop in income tax rates enacted in Canada.

Income from equity affillates: €34 million (€19 million end of June 2001)
The Cement Division's equity affiliates contributed €26 million, of which Molins contributed €15 million.

LAFARGE

The share of minority interests in net Group income totaled €97 million (€65 million end of June 2001). The increase results from the inclusion of the former Blue Circle operations in Greece, Chile and Malaysia, as well as improved results from Lafarge North America and in Brazil.

The amortization of goodwill amounted to €77 million (€49 million end of June 2001). The increase is due to the scope effect from the Blue Circle acquisition.

Net income, Group share: €291 million (€242 million end of June 2001)

Net income per share: €2.27 (€1.97 end of June 2001)
The increase in the average number of shares is due to the full effect of the rights issue in the first quarter of 2001 and the exercise of outstanding warrants. In addition, shares were issued under the dividend reinvestment option in July 2001(scrip dividend).

The cash flow from operations totaled €900 million (€664 million end of June 2001), a significant increase of 36%.

Investments and capital expenditure totaled €738 million (€1,087 million end of June 2001) and include:

Acquisitions totaling €230 million:

- Cement:
  - Mainly, Beocinska Fabrika Cement (BFC), Serbia €66 million (not consolidated at June 30th 2002) and Tong Yang, South Korea for €46 million.

- Gypsum:
  - Continental in Newark, USA for €31 million.

Investment for organic growth totaled €202 million, representing a number of projects such as the new dry line at Kujawy in Poland, Ewekoro in Nigeria, Tetouan in Morocco. The start-up of new plants went well: Sugar Creek and Roberta in the USA, Dujiangyan in China.

Sustaining capital expenditure totaled €306 million, relating to the recurring upgrading and modernization of existing industrial operations around the world.

Disposals of €214 million (€82 million end of June 2001)
This covers the sale of the grinding station at Brumado, Brazil, and the sale of concrete products businesses in Canada.

Shareholder's equity as at June 30, 2002 stood at €9,619 billion
(€10,596 billion end of June 2001).
The reduction from December 31, 2001, results from the translation effect of converting foreign currency denominated assets into euros.

Net consolidated debt totaled €11,603 million (€11,703 million end of June 2001) down €100 million from December 31, 2001, despite seasonal working capital operational requirements of €513 million.

OUTLOOK 2002

Barring changes in current trends and despite the weakness of some of our markets, our operating income on ordinary activities for the current year should show good growth in line with our expectations.

PRO FORMA ACCOUNTS OF BLUE CIRCLE OPERATIONS

Following the merger of the former operations of Blue Circle, where scope has changed, with those of Lafarge, a certain number of adjustments are required to enable an effective analysis of the impact on operating results, between the first halves of 2001 and 2002 on a like for like basis. If we exclude non-operational items (property, retirement and trading), operating income for these operations totaled €203 million in 2002, up by €41 million on 2001 readjusted. This improvement is mainly due to a reduction in overheads (notably the closure of the Eccleston Square head office in London), the effect of the integration of the teams in North America and the Philippines, as well as the first benefits resulting from the implementation of performance improvement programs.

CONSOLIDATED STATEMENTS OF INCOME

(in million euros, except per share data)	June - 02	June - 01 (a)	Dec - 01 (a)
SALES	7 203	5 578	13 698
Cost of goods sold	(4 864)	(3 876)	(9 258)
Selling and administrative expenses	(937)	(706)	(1 578)
GROSS OPERATING INCOME	1 402	996	2 862
Depreciation	(534)	(390)	(928)
OPERATING INCOME ON ORDINARY ACTIVITIES	868	606	1 934
Gains on disposals, net	101	39	274
Other income (expenses), net	(80)	(38)	(152)
OPERATING INCOME	889	607	2 056
Financial expenses, net	(264)	(171)	(544)
INCOME BEFORE INCOME TAX, AMORTIZATION OF GOODWILL AND MINORITY INTERESTS	625	436	1 512
Income tax	(194)	(99)	(368)
INCOME BEFORE AMORTIZATION OF GOODWILL AND MINORITY INTERESTS	431	337	1 144
Share of net income of equity affiliates	34	19	18
Amortization of goodwill	(77)	(49)	(142)
Minority interests	(97)	(65)	(270)
NET INCOME	291	242	750
EARNINGS PER SHARE (EUROS)	2.27	1.97	5.97
DILUTED EARNINGS PER SHARE (EUROS)	2.24	1.95	5.85
Average number of outstanding shares (in thousands)	128 402	123 005	125 616

(a) Restated with the change of presentation of equity affiliates

LAFARGE

CONSOLIDATED BALANCE SHEETS

(in million euros)	June - 02	Dec-01	June - 01
Goodwill, net	4 816	4 974	3 011
Intangible assets, net	3 010	3 225	1 185
Property, plant and equipment, net	12 276	13 353	9 508
Investments in equity affiliates	465	439	456
Other investments	611	671	1 970
Long term receivables	957	900	549
Long term assets	22 135	23 562	16 679
Inventories, net	1 702	1 776	1 489
Accounts receivable-trade, net	2 463	2 230	2 000
Other receivables	1 342	1 133	927
Cash reserved for the acquisition of Blue Circle Industries PLC	0	0	1 124
Cash and cash equivalents	1 053	1 201	1 812
Current assets	6 560	6 340	7 352
TOTAL ASSETS	28 695	29 902	24 031
Common stock	523	521	515
Additional paid-in capital	4 374	4 324	4 212
Retained earnings	3 392	3 389	2 881
Cumulative translation adjustments	(1 173)	(352)	(172)
SHAREHOLDERS' EQUITY	7 116	7 882	7 436
Minority interests	2 359	2 551	1 869
Other equity	144	163	171
TOTAL EQUITY	9 619	10 596	9 476
DEFERRED TAXES	954	937	804
PROVISIONS	1 681	1 688	1 258
LONG-TERM DEBT	10 774	11 041	8 374
Accounts payable, trade	1 355	1 467	1 249
Other payables	2 430	2 310	1 939
Current portion of long-term debt	1 253	1 350	500
Short-term bank borrowings	629	513	431
CURRENT LIABILITIES	5 667	5 640	4 119
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	28 695	29 902	24 031

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million euros)	June - 02	June - 01	Dec - 01
NET CASH PROVIDED BY OPERATING ACTIVITIES			
Net Income	291	242	750
Adjustments to reconcile net income to net cash provided by operating activities			
Minority interests	97	65	270
Depreciation and amortization of goodwill	611	439	1 070
Share of net income of equity affiliates less dividend received	(28)	(10)	2
Gains on disposals, net (excluding those of equity affiliates)	(101)	(39)	(274)
Deferred income taxes and tax provisions	19	(5)	(59)
Others, net	11	(28)	(91)
Changes in operating working capital items	(245)	(92)	174
Net cash provided by operating activities	655	572	1 842
NET CASH USED IN INVESTING ACTIVITIES			
Capital expenditures	(538)	(539)	(1 455)
Investment in consolidated companies (1)	(106)	(309)	(4 537)
Investment in non consolidated companies	(94)	(239)	(81)
Disposals (2)	214	82	1 537
Cash reserved for the acquisition of Blue Circle Industries PLC	-	(1 124)	-
Net (increase) decrease in long-term receivables	(27)	(70)	(144)
Net cash used in investing activities	(551)	(2 199)	(4 680)
NET CASH PROVIDED BY FINANCING ACTIVITIES			
Proceeds from issuance of common stock	76	1 350	1 513
(Increase) decrease in treasury stock	-	1	-
Increase (decrease) in other equity	-	1	2
Dividends paid (including those paid to minority interests in subsidiaries)	(365)	(321)	(337)
Proceeds from long-term debt	833	2 326	5 596
Repayment of long-term debt	(900)	(1 677)	(4 746)
Increase (decrease) in short-term debt	225	(5)	282
Net cash provided by financing activities	(131)	1 675	2 310
(Decrease) Increase in cash and cash equivalents	(27)	48	(528)
Net effect of foreign currency translation on cash and cash equivalents	(121)	24	(12)
Cash and cash equivalents at beginning of year	1 201	1 740	1 740
Cash and cash equivalents at end of year	1 053	1 812	1 200
(1) Net of cash and cash equivalents of companies acquired	-	3	256
(2) Net of cash and cash equivalents of companies disposed	1	0	2

LAFARGE

Consolidated Figures

Sales

(Millions of euros)	2002H1	Of which BCI	2001H1	02/01
By geographical zone of destination				
Western Europe	3 019	543	2 424	25%
North America	1 999	409	1 632	22%
Central and Eastern Europe	262	5	226	16%
Emerging Mediterranean	333	14	293	14%
Asia /Pacific	738	306	390	89%
Latin America & the Caribbean	403	108	338	19%
Sub Saharan Africa/Indian Ocean/Others	449	153	275	63%
By business line				
Cement	3 551	1 203	2 245	58%
Aggregates & Concrete	2 218	325	1 952	14%
Roofing	722	0	728	-1%
Gypsum	604	0	540	12%
Others	108	10	113	-4%
Total	7 203	1 538	5 578	29%

Operating income on ordinary activities

(Millions of euros)	2002H1	Of which BCI	2001H1(*)	2001H1	02/01(*)
Western Europe	446	107	332	368	34%
North America	84	25	47	44	79%
Central and Eastern Europe	16	0	17	23	-6%
Emerging Mediterranean	65	-1	43	42	51%
Asia/Pacific	70	29	35	42	-
Latin America / Caribbean	121	26	93	116	30%
Sub Saharan Africa/Indian Ocean/Others	58	5	45	44	29%
Divisional overheads	8	7	-6	-4	-
By business line					
Cement	686	172	492	529	39%
Aggregates & Concrete	85	17	72	73	18%
Roofing	50	0	44	52	14%
Gypsum	39	0	-1	3	-
Others	8	9	-1	18	-
Total Operating Income on ordinary activities	868	198	606	675	43%

(*) restated for share of equity affiliates

LAFARGE

Cement

Volumes by destination

(Millions of tonnes)	2002H1	of which BCI	2001H1(*)	02/01
Western Europe	16.3	6.9	9.3	75.3%
North America	8.0	2.5	5.5	45.5%
Central and Eastern Europe	3.0	-	2.6	15.4%
Emerging Mediterranean	5.0	0.3	5.0	0.0%
Asia/Pacific	10.2	5.0	4.5	-
Latin America & the Caribbean	3.3	0.7	2.6	26.9%
Sub Saharan Africa/ Indian Ocean	4.6	1.0	3.0	53.3%
Trading	1.2	0.6	0.8	50.0%
Total	51.6	17.0	33.3	55.0%

(*) Volumes are prorated for the proportionally consolidated companies

Sales after elimination of inter company transactions / by geographical zone of destination

(Millions of euros)	2002H1	of which BCI	2001H1	02/01
Western Europe	1 160	502	621	87%
North America	756	239	518	46%
Central and Eastern Europe	151	5	133	14%
Emerging Mediterranean	274	14	251	9%
Asia/Pacific	533	247	255	-
Latin America & the Caribbean	282	43	253	11%
Sub Saharan Africa/Indian ocean/Others	395	153	214	85%
Total consolidated sales	3 551	1 203	2 245	58%

Sales by origin

(Millions of euros)	2002H1	of which BCI	2001H1	02/01
Western Europe	1 276	542	693	84%
North America	839	257	588	43%
Central and Eastern Europe	156	0	145	8%
Emerging Mediterranean	267	11	249	7%
Asia/Pacific	540	274	235	-
Latin America & the Caribbean	315	68	262	20%
Sub Saharan Africa/Indian ocean/Others	431	148	244	77%
Total before elimination of inter-company sales	3 824	1 300	2 416	58%
Total consolidated sales	3 551	1 203	2 245	58%

Operating income on ordinary activities

(Millions of euros)	2002H1	of which BCI	2001H1 (*)	2001H1	02/01(*)
Western Europe	290	104	182	197	59%
North America	88	11	85	86	4%
Central and Eastern Europe	21	0	21	21	0%
Emerging Mediterranean	66	-1	49	50	35%
Asia/Pacific	57	30	26	26	-
Latin America & the Caribbean	117	23	92	113	27%
Sub Saharan Africa/Indian ocean/Others	47	5	37	40	27%
Divisional overhead	0		0	-4	-
Total	686	172	492	529	39%

(*) restated for share of equity affiliates and allocation of divisionnal overhead.

Aggregates & Concrete

Volumes by destination

Aggregates (thousands of tonnes)		2002H1	of which BCI	2001H1(*)	02/01
Western Europe		36.1	0.1	38.1	-5.2%
North America		43.7	6.2	40.7	7.4%
other countries		7.9	1.2	6.4	23.4%
Total		87.7	6.5	85.2	2.9%

Concrete (thousands of cbm)		2002H1	of which BCI	2001H1*	02/01
Western Europe		7.6	0.7	6.9	10.1%
North America		4.9	1.2	3.9	25.6%
other countries		5.0	2.5	2.4	-
Total		17.4	4.4	13.2	31.8%

(*)Volumes are prorated for the proportionally consolidated companies

Sales after elimination of inter company transactions / by geographical zone of destination

(Millions of euros)		2002H1	of which BCI	2001H1	02/01
Aggregates & related products		1 301	38	902	44%
Ready-mix concrete & concrete products		917	287	1 050	-13%
Total Aggregates & Concrete		2 218	325	1 952	14%
of which	Western Europe	930	35	858	8%
"	North America	1 020	170	938	9%
"	other countries	268	120	156	72%

Sales by origin

(Millions of euros)		2002H1	of which BCI	2001H1	02/01
Aggregates & related products		925	39	910	2%
Ready-mix concrete & concrete products		1 303	288	1 049	24%
Total Aggregates & Concrete (bef elim of inter-comp. sales)		2 228	326	1 959	14%
of which	Western Europe	937	35	864	8%
"	North America	1 023	170	939	9%
"	other countries	268	121	156	72%
Total Aggregates & Concrete (consolidated)		2 218	325	1 952	14%

Operating income on ordinary activities

(Millions of euros)		2002H1	of which BCI	2001H1 (*)	2 001	02/01(*)
Aggregates & related products		46	9	41	41	12%
Ready-mix concrete & concrete products		39	8	31	32	26%
Total Aggregates & Concrete		85	17	72	73	18%
of which	Western Europe	73	1	66	66	11%
"	North America	7	14	11	11	-36%
"	other countries	5	2	-3	-2	-
Divisional overhead		0		-2	-2	-

(*) restated for share of equity affiliates

Roofing

Volumes by destination (Volumes are prorated for the proportionally consolidated companies)

		2002H1	2001H1	02/01
Concrete roof tiles	(millions of sqm)			
Europe		33.5	35.9	-6.7%
North America		8.9	10.2	-12.7%
other countries		16.9	14.7	15.0%
Clay roof tiles				
Europe	(millions of sqm)	11.4	12.2	-6.6%
Chimneys	(km)	1 278.0	1 302.0	-1.8%

Sales by origin (after elimination of inter-company sales)

(Millions of Euros)		2002H1	2001H1	02/01
Total		**722**	**728**	**-1%**
of which concrete roof tiles	Europe	262	278	-6%
"	North America	58	63	-8%
	Other countries	52	58	-10%
of which clay roof tiles		121	129	-6%
of which chimneys		73	75	-3%
of which other roofing products		155	125	24%

Operating income on ordinary activities

(Millions of euros)		2002H1	2001H1 (*)	2001H1	02/01(*)
Total		**50**	**44**	**52**	**14%**
Europe		42	40	43	5%
of which	Germany	15	8	9	88%
	other Europe	27	32	34	-16%
Other countries		8	4	9	-

(*) restated for share of equity affiliates and allocation of divisionnal overhead

LAFARGE

Gypsum

Volumes of gypsum wallboard

(Millions of sqm)	2002H1	2001H1(*)	02/01
Total	284	254	12%

(*) Volumes are prorated for the proportionnally consolidated companies

Sales by origin (after elimination of inter-company sales)

(Millions of euros)	2002H1	2001H1	02/01
Total	604	540	12%
of which Western Europe	336	331	2%
of which North America	138	77	76%
of which other countries	133	132	1%

Operating income on ordinary activities

(Millions of euros)	2002H1	2001H1 (*)	2001 H1	02/01(*)
Total	39	-1	3	
of which Western Europe	37	37	38	0%
of which North America	-11	-48	-48	-77%
of which other countries	13	10	12	30%
Divisional overheads	0	0	1	

(*) restated for share of equity affiliates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All figures are in million euros unless indicated otherwise)

1- ACCOUNTING POLICIES

Since the 1st of January 2000 , the Group applies the new French regulation relating to consolidated financial statements ("Règlement 99-02").

2- PRESENTATION OF SHARE OF NET INCOME OF EQUITY AFFILIATES

Starting January 2002, the share of net income of equity affiliates determined in accordance with consolidation principles is shown in the group consolidated statement of income on a specific line <share of net income of equity affiliates>.
Before this change of presentation, the share of net income of equity affiliates was split between the following lines: "operating income on ordinary activities", "Gains on disposals, net", "other income (expenses), net", "Financial expenses, net" and "Income tax".
In order to compare the data published for the first semester 2002, the statement of income for the first semester 2001 and December 31, 2001 have been restated for comparative purposes in the schedule below:

(in million euros)	June-01 published	Reclassifi cations	June-01 restated	Dec-01 published	Reclassifi cations	Dec-01 restated
Sales	5 578		5 578	13 698		13 698
Cost of goods sold	(3 876)		(3 876)	(9 258)		(9 258)
Selling and administrative expenses	(706)		(706)	(1 578)		(1 578)
Gross operating income	**996**	**0**	**996**	**2 862**	**0**	**2 862**
Depreciation	(390)		(390)	(928)		(928)
Share of operating income on ordinary activities of equity affiliates	69	(69)	0	131	(131)	0
Operating income on ordinary activities	**675**	**(69)**	**606**	**2 065**	**(131)**	**1 934**
Gains on disposals, net	39	0	39	275	(1)	274
Other income (expenses), net	(49)	11	(38)	(169)	17	(152)
Operating income	**665**	**(58)**	**607**	**2 171**	**(115)**	**2 056**
Financial expenses, net	(194)	23	(171)	(595)	51	(544)
Income before income tax, amortization of goodwill and minority interests	**471**	**(35)**	**436**	**1 576**	**(64)**	**1 512**
Income tax	(115)	16	(99)	(414)	46	(368)
Income before amortization of goodwill and minority interests	**356**	**(19)**	**337**	**1 162**	**(18)**	**1 144**
Share of net income of equity affiliates	0	19	19	0	18	18
Amortization of goodwill	(49)		(49)	(142)		(142)
Minority interests	(65)		(65)	(270)		(270)
Net Income	**242**	**0**	**242**	**750**	**0**	**750**

3- PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statements of income present the results of operations for the first semester 2001 assuming the acquisition of the retained businesses of Blue Circle Industries Plc ("Blue Circle") had taken place at the beginning of 2001.

This pro forma information does not purport to be indicative of the historical performance that would have resulted had the acquisition actually occurred the 1st of January 2001, nor is it necessarily indicative of future operating results. The other purchase and sale transactions that occurred in 2001 and during the first semester 2002 have no significant effects on these pro forma results.

These unaudited pro forma results have been prepared based upon the historical consolidated financial statements of the Company and Blue Circle Industries Plc. The historical consolidated financial statements have been adjusted (see the « pro forma adjustments » column) in order to reflect increases in financing costs and other adjustments related to the acquisitions and dispositions of Blue Circle. The pro-forma adjustments reflect the effects of the minority interests acquisition in RCC in the Philippines in September 2001.

The pro-forma adjustments also include the effects of the following disposals :

- North American assets subject to regulatory rulings which were disposed of during the second half of 2001,
- and the real estate properties disposed of in the UK in 2001.

The pro-forma disclosures also reflect the amortization of acquisition goodwill and the effects of other adjustments and reclassifications necessary to present the historical accounts of Blue Circle on a basis consistent with the Company's accounting policies .

Condensed consolidated statements of income as of June 2002 and pro forma condensed consolidated statements of income as of June 2001

(in million euros, except per share data)	June-02	June-01 pro forma (1)
Sales	7 203	7 215
Depreciation	(534)	(523)
Operating income on ordinary activities	**868**	**812**
Gains on disposals, net/other income (expenses), net	21	(6)
Financial expenses, net	(264)	(355)
Income tax	(194)	(114)
Income before amortization of goodwill and minority interests	**431**	**337**
Share of net income of equity affiliates	34	17
Amortization of goodwill	(77)	(77)
Minority interests	(97)	(72)
Net Income	**291**	**205**
Earnings per share (Euros)	2,27	1,62
Diluted earnings per share (Euros)	2,24	1,59

(1) Unaudited

Additional information on the pro forma consolidated statement of income as of June 2001

(in million euros)	Lafarge historical 30.06.01*	BCI historical 30.06.01 (1)	Pro forma adjustments (1)	Total Proforma 30.06.01 (1)
Sales	5 578	1 924	-287	7 215
Depreciation	(390)	(134)	1	(523)
Share of operating income on ordinary activities of equity affiliates	0	8	(8)	0
Operating income on ordinary activities	**606**	**290**	**(84)**	**812**
Gains on disposals, net/other income (expenses), net	1	0	(7)	(6)
Financial expenses, net	(171)	(119)	(65)	(355)
Income Tax	(99)	(50)	35	(114)
Income before amortization of goodwill and minority interests	**337**	**121**	**(121)**	**337**
Share of net income of equity affiliates	19	0	(2)	17
Amortization of goodwill	(49)	0	(28)	(77)
Minority interests	(65)	(11)	4	(72)
Net Income	**242**	**110**	**(147)**	**205**

* *Restated with the change of presentation of equity affiliates*

(1) Unaudited

4 – IMPACT ON THE BALANCE SHEET OF ACQUISITION OF CONSOLIDATED COMPANIES

The main newly consolidated companies during the first semester of 2002 are :

- Tongyang (Cement / Korea), equity consolidation
- Continental Gypsum (Gypsum / USA), full consolidation

Their impact on the balance sheet are not significant.

5 – CASH RESERVED FOR THE ACQUISITION OF BLUE CIRCLE INDUSTRIES PLC

The proceeds of the increase in capital realised in January 2001 and reserved for the acquisition of Blue Circle Industries PLC has been invested in an escrow account. As at the end of June 2001, the balance of this escrow account is classified on a separate line of the balance sheet <cash reserved for the acquisition of Blue Circle Industries PLC>.

6 - DEBT

MEDIUM- AND LONG-TERM DEBT

	June-02	Dec-01	June-01
Repayable between one and five years	7 154	7 019	6 125
Repayable after more than five years	3 620	4 022	2 249
TOTAL	10 774	11 041	8 374

This heading includes euros 2 328 million of draw-downs on short-term credit lines and issues of commercial paper attached to medium- and long-term credit lines.

AVERAGE SPOT INTEREST RATE

The average spot interest rate of the gross indebtedness, as at June 2002, is at 5,1 % (5,4 % as at December 31,2001).

7 - SHAREHOLDERS' EQUITY GROUP SHARE

	June-02	Dec-01	June-01
OPENING SHAREHOLDERS' EQUITY	7 882	6 043	6 043
Stock issues (net), dividends reinvested and options and warrants exercised	53	1 388	1 271
Net income	291	750	242
Dividends paid	(294)	(273)	(275)
Change in translation adjustments	(815)	(26)	154
Decrease (increase) in treasury stock	0	0	1
Others	(1)	0	0
CLOSING SHAREHOLDERS' EQUITY	7 116	7 882	7 436

8 – ACCOUNTS RECEIVABLE-TRADE

In January 2000, the Company entered into multi-year securitization agreements with respect to trade receivables, without recourse. Accounts receivable is presented net of securitized receivables of 488 million euros (438 million euros as of 31 December 2001, 446 million euros as of June 2001).

The agreements are guaranteed by subordinated deposits classified in long term deposits for 116 million euros as at June 2002 (125 million euros as at December 31,2001 and 147 million euros as at June 2001).

9 – LITIGATION

Lafarge received notice on 19 April 2001 of a complaint filed by the European Commission in connection with an investigation into the European gypsum market. The company has denied all practices attributed to it in this investigation.

Furthermore, in the context of investigations into the German cement market, the Bundeskartellamt has conducted a series of hearings during which Lafarge testified 15 and 16 August 2002.

It remains possible that Lafarge may be subject, under one or both of these investigations, to penalties whose amount is indeterminable at this time, and which may, depending upon the circumstances, permit an appeal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2002

Lafarge (Registrant)

By: [signature]

Name: Jean-Pierre Cloiseau

Title: Senior Vice President, Finance